March 1, 2021

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear SEC Staff:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 1,336 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose for this filing is to add several new series of the Trust: Sierra Tactical Risk Spectrum 30 Fund, Sierra Tactical Risk Spectrum 50 Fund, and Sierra Tactical Risk Spectrum 70 Fund.

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla